15th Floor, Oliver Street Tower
125 High Street
Boston, MA 02110-2736
617.204..5100
Fax 617.204.5150

Steven R. London
direct dial: +1 617.204.5107
direct fax: +1 617.204.5150
londons@pepperlaw.com

August 13, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-6010
Attn: Mr. Russell Mancusso

Re:	Pressure BioSciences, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 22, 2008 File No. 000-21615

Dear Mr. Mancuso:

On behalf of Pressure BioSciences, Inc. (the “Company”), we are responding to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 6, 2008, relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed July 22, 2008. The Company has simultaneously filed with the Commission an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”). In addition, a courtesy copy of the Amended Proxy Statement, marked to show the changes from the initial filing, was sent via overnight courier to the attention of Geoffrey Kruczek, Esq.

1.	When you file an amendment, please include the Schedule l4A cover page.

Company Response

As requested, the Company has included the Schedule 14A cover page with its Amended Proxy Statement.

Information on Nominee and Other Directors, page 5.

2.	Please reconcile your disclosures here and on page 1 regarding the year in which Mr. Schumacher’s term will expire if he is elected to your board of directors.

Company Response

As requested, the Company has corrected the disclosure to indicate that if elected, Mr. Schumacher’s term will expire in 2011. See page 5 of the Amended Proxy Statement.

Proposal No. 3: Authorization of Capital Raising Transactions, page 24.

3.
From the title of this proposal, it appears that you are seeking authorization of all of the terms of transactions. However, from the description of the proposal on page 1 and the proxy card, it appears that you are seeking only authorization of the issuance of common stock. Please revise for clarity, and provide all required disclosure about each security that shareholders are being asked to authorize for issuance.

Company Response

The Company has revised the title of this proposal to clarify that the Company is seeking only authorization of the sale, issuance or potential issuance of common stock (or securities exercisable for or convertible into Common Stock) in accordance with Nasdaq Marketplace Rule 4350(i)(1)(D).

4.
Please clarify what you mean by an “effective price.” Include in your expanded disclosure information regarding whether the securities must be issued for cash, and if not, the nature of the possible consideration.

Company Response

The Company has deleted the term “effective” in the Amended Proxy Statement and has added a statement that the securities will be issued for cash in capital raising transactions.

5.
From your disclosure, it appears that the purpose of the capital-raising transactions for which you seek authorization is “to finance the Company.” Please expand to clarify the reasons for the proposed issuances. For example, explain:

•	why your current capital resources and operating cash flows are inadequate to fund your planned operations;

•	how the contemplated transactions will remedy these inadequacies and to what uses you intend to put the proceeds of the issuances;

•	what financing alternatives your board considered in reaching its conclusion that a share issuance was “advisable and in the best interests of the Company”; and

•	what will occur should your shareholders not authorize the proposed capital-raising transactions. For example, will you be unable to proceed with your business plan or pay your bills as they come due?

Company Response

As requested, the Company has expanded its disclosure to clarify the reasons for the proposed issuances, including: (i) the fact that as of June 30, 2008, the Company had available cash of approximately $2,800,000; (ii) the Company has experienced operating losses since its inception and expects to continue to incur operating losses until sales of the Company’s pressure cycling technology products increase substantially; (iii) the Company believes that, as a result of recent cost savings and reductions recently initiated, its current cash resources are sufficient to fund the Company’s normal operations into mid-2009; (iv) the Company is seeking additional capital to implement its business strategy to develop and commercialize its pressure cycling technology and may need additional capital resources sooner if the Company experiences unforeseen costs or expenses, unanticipated liabilities or delays in implementing its business plan, developing its products and achieving commercial sales; (v) proceeds from any such capital raising transaction would extend the Company’s available cash resources beyond mid-2009 and will be used for working capital for the development and commercialization of the Company’s pressure cycling technology products and services; (vi) that the Board of Directors believes that financing with share issuances are advisable and in the best interests of the Company because of the Company’s current financial situation and level of revenues, the Company is unable to obtain a credit facility on acceptable terms if at all; and (vii) if shareholders do not approve the proposal, the Company may not be able to raise sufficient capital to fund the Company’s operations beyond mid-2009, and the Company will have to implement substantial additional cost reductions which will substantially reduce the Company’s commercialization and development efforts. It is also possible the Company will not be able to continue its business.

6.
Please expand to disclose whether you have engaged in any negotiations or discussions or have any plans, arrangements or contracts regarding the securities issuances that are the subject of this proposal. If you do have such plans, arrangements or contracts, please provide all disclosure required in the proxy statement as if shareholders were approving the plan, arrangement or contract; see Note A to Schedule 14A.

Company Response

As requested, the Company has expanded the disclosure to indicate that as of the date of the proxy statement, other than its recent engagement of Emerging Growth Equities, Ltd., an investment bank engaged to assist the Company in identifying potential and suitable investors in a private placement of the Company’s securities, the Company does not have any specific plans, arrangements or contracts with any third party, which would contemplate or require the Company to issue shares of its common stock or securities exercisable or convertible into shares of common stock in excess of 20% of its outstanding common stock or voting power and at a price that would be less than the book or market value of the Company’s common stock as of such date. The material terms of the Company’s engagement of Emerging Growth Equities, Ltd. have been described. The Company has had numerous discussions with potential investors regarding the Company’s need for equity capital and the interest of such investors in an investment in the Company. None of these discussions have defined any specific terms or conditions of an investment in the Company.

7.
Please tell us your intentions for providing your shareholders with information regarding plans, arrangements or contracts regarding the subject securities issuances that arise after the date this proxy statement is mailed and before the shareholder vote on Proposal No. 3.

Company Response

As requested, the Company will notify its shareholders with information regarding any plans, arrangements or contracts regarding the subject securities issuances that arise after the date the proxy statement is mailed and before the shareholder vote on Proposal No. 3. A statement to that effect has been added.

8.
We note the last sentence of the first paragraph. Given that this proposal relates to the possible issuance of securities convertible into or exercisable for common stock in addition to the possible issuance of common stock, it is unclear why the three-month time limit applies only to issuances of common stock. Please revise to clarify. Also clarify whether all conversions and exercises must occur within the three-month period.

Company Response

As requested, the Company has clarified its disclosure to indicate that the three month time limit is a condition imposed by a Nasdaq published interpretation limiting the scope of shareholder approval that will satisfy Nasdaq Marketplace Rule 4350(i)(1)(D). In accordance with such Nasdaq Marketplace Rule and Nasdaq interpretation, the three month limit applies only to the initial issuance of shares of common stock or other securities exercisable for or convertible into common stock and not to the subsequent exercise or conversion of any such other securities.

9.
The first paragraph on page 25 implies that approval of this proposal authorizes the Board to determine dividend and interest rates, voting rights, redemption prices, maturity dates and similar matters. With a view toward clarified disclosure, please tell us why the Board does not currently have this authority.

Company Response

Under the Company’s Restated Articles of Organization, as amended, and under Massachusetts law, the Board of Directors has the authority to determine dividend and interest rates, voting rights, redemption prices, maturity dates and similar matters with respect to newly issued securities. As requested, the Company has amended its disclosure to clarify that the Board does not need shareholder approval to determine dividend and interest rates, voting rights, redemption prices, maturity dates and similar matters and that shareholders are only being asked to approve the issuance of securities for purposes of compliance with Nasdaq Marketplace Rule 4350(i)(1)(D).

10.
In light of the number of common shares you have outstanding and the number of common shares for which you seek authorization to issue, it appears that the capital-raising transactions mentioned in this proposal could result in a change in control. If that is correct, please expand your disclosure to state so directly. Also, with a view toward disclosure, tell us whether the change-in-control arrangements mentioned on pages 15, 16 and 19 may be triggered by the issuances contemplated by this proposal.

Company Response

As a supplemental matter, the Company does not intend to undertake a transaction that could result in a change in control of the Company without obtaining separate shareholder approval. Nasdaq Marketplace Rule 4350(i)(1)(B) requires shareholder approval of any issuance of securities having that effect. The Company has added this information to this effect in the Amended Proxy Statement.

11.	Please refer to Release 34-15320 (October 13, 1978) regarding disclosure of the anti-takeover effects of your proposal.

Company Response

The Company has reviewed Release 34-15230. As a supplemental matter, the Company has a number of measures in place which may have the effect of discouraging or preventing a change in control. In the Company’s Amended and Restated Articles of Organization, as amended, and Amended and Restated Bylaws, as amended, the Company has authorized shares of so-called “blank check” preferred stock which the Board of Directors has the authority to issue, a classified Board of Directors, a fair price provision in the event of a tender offer for the Company’s outstanding shares of Common Stock, advance notice for shareholder nominations to the Board of Directors, and limitations on the ability of stockholders to remove directors. In addition, the Company has in place a shareholder rights plan. These defenses have been disclosed in previous filings made by the Company with the Securities and Exchange Commission. Further, the Company is not seeking approval of any amendment to its Amended and Restated Articles of Organization, as amended, or Amended and Restated Bylaws, and is requesting approval of this proposal solely for purposes of complying with the Nasdaq Marketplace Rule 4350(i)(1)(D). The Company is not requesting shareholder approval for increasing or changing the authorized capital stock of the Company, since the Company currently has sufficient authorized, unissued and unreserved shares of capital stock to issue if this proposal is approved, and the Company has disclosed that shareholders will suffer potential dilution and other effects as a result of issuances of capital stock that may occur if the proposal is approved. With the Company’s existing anti-takeover measures already in place, the approval by the Company’s shareholders of this proposal will not have any material incremental anti-takeover effect. Therefore, the Company believes that no additional disclosure of anti-takeover effects of the proposal is relevant or material to a shareholder’s voting decision on this proposal.

In connection with the response to the Staff’s comments, attached is a letter from the Company with respect to the required acknowledgements.

We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to my attention at 617.204.5107.

Very truly yours,

/s/ Steven R. London

Steven R. London

cc:	Geoffrey Kruczek, Esq. Richard T. Schumacher, President and Chief Executive Officer, Pressure BioSciences, Inc. Edward H. Myles, Chief Financial Officer, Pressure BioSciences, Inc.